U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-4628 Attn.: Brad Skinner, Senior Assistant Chief Accountant	June 15, 2011

RE:

McCormick & Company, Incorporated (the “Company”)

Form 10K for Fiscal Year Ended November 30, 2010

Filed January 27, 2011

Form 10-Q for Fiscal Quarter Ended February 28, 2011

Filed April 1, 2011

Commission File No.: 1-14920

Dear Mr. Skinner:

Please find below our responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated May 11, 2011, with respect to the above-captioned Form 10-K. For ease of reference, we have reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response. Capitalized terms not defined in this letter shall have the meanings given to them in the Form 10-K.

Commission Comment:

Form 10-K for Fiscal Year Ended November 30, 2010

Exhibit 13

Note 16: Business Segments, page 55

1.	In response to prior comment one you indicate that significant effort and cost would be required to accumulate the information necessary to provide disclosure of the revenue attributable to specialty foods. Please describe for us this effort and cost and explain to us how you determined it was significant. In addition, clarify for us whether the significant effort and cost would be incurred one time as a start-up cost, or annually.

McCormick & Company Response:

1.

Specialty foods is a generic term that we use in describing our business. We introduced this term over five years ago in an effort to describe a wide range of how we provide flavor to our customers, but have not specifically defined the term. It does not represent a specifically defined set of products at McCormick, and is not used in any internal reporting. In addition, specialty foods is not a term generally used in the packaged food industry and accordingly would not be relevant or well understood by our investors. Our investor relations department confirms that it has not been asked about, nor has it discussed, specialty foods as a separate product line or category. Accordingly, we do not believe disclosures around specialty foods would be relevant or well understood by our investors. For these reasons, we do not believe that disclosure about specialty foods, as contemplated by ASC 280-10-50-40 would be required.

If we were to craft such a disclosure it would result in a project where we would review our more than 20,000 different finished goods SKUs to see if they fit into a category that is not currently defined internally or externally. In addition, all of our products are common in that they deliver flavor and specialty foods is not different in this respect.

The effort and cost to accumulate information on revenues attributable to specialty foods is outlined below:

1.	As stated above we would first need to define what would be considered in a specialty food category. This term is not defined internally within McCormick, as we do not manage our business in this way and specialty foods has no definition in the package food industry that we have found. We, of course, could create a definition of specialty foods, however, we do not believe this would be a meaningful disclosure to our investors.

2.	We would need to then evaluate our more than 20,000 finished goods SKUs to determine if a SKU meets the definition. We would need to go down to the SKU level as none of our units around the world use specialty foods in their unit reporting. To accomplish this, definitions would be distributed to our units and they would need to manually evaluate their SKUs to determine which would fit the definition of specialty foods we created. This would be a very time consuming (and costly) task as there would need to be cross-functional teams assembled to parse through this information at multiple locations globally. This is because we do not have a centralized marketing, sales or finance team that would know our worldwide products.

3.	Once a SKU list was assembled at each location specific programs would need to be written to extract the gross sales information from our systems. We expect this would be a medium difficulty task as we have many of our units on SAP systems, however, on different versions.

4.

Next we would assign discounts to each SKU gross sales amount to arrive at net sales. This would be a very significant systems project. In our consumer segment, as with most consumer goods companies, sales discounts and allowances are a significant part of the business. Our go-to-market strategy involves discounts and allowances both by customers and by products. In addition, there are different discounts for different products and the discounts vary from region to region around the globe. We currently do not have systems that assign discounts and allowances to the SKU level and given the complexity of our go-to-market strategy feel that the cost would be quite significant. We have not done a formal assessment of the systems cost to assign discounts to a SKU level however we estimate that it would be $5 to $10 million for our major SAP systems and $2 to $5 million for our units not on SAP.

5.	We would then need to accumulate the information from our global units to form a consolidated disclosure. This would be a medium difficulty task.

6.	Since this is a very manual process, and does not conform to existing information requirements for the company, we would need to design and test new controls around the gathering of this information for disclosure. This would be a medium to high difficulty task depending on the outcome of 4 above.

Steps 1 and 3 would be more one time in nature, step 4 would require significant upfront costs and then ongoing maintenance and update costs and steps 2 (continual evaluation of new SKUs), 5 and 6 would be ongoing costs.

Based on the staff comments it appears we may have created the impression that we have a defined class of products called specialty foods in our business description disclosure. An investor may also have that same impression. To eliminate any possible misinterpretation of our disclosure, we will delete the term specialty foods from our business description in our future filings.

COMMISSION COMMENT:

2.	We have considered your response to prior comment three and the accompanying materials. Please explain to us how you have considered:

•

Whether each of the ten components identified in your “blue sheets” (e.g., EMEA Consumer, Canada Consumer, etc.) represent distinct operating segments, under ASC 280-10-50-1. In this regard, it appears that your CODM regularly reviews discrete financial information for these components, and your planning and budgeting process appears to provide disaggregated information for each component to your CODM for resource allocation purposes.

•	ASC 280-10-50-8 and the fact that there are segment managers for the ten individual components and no one is held responsible for total consumer and total industrial.

Please provide any additional analysis necessary to support your determination of operating segments. If you ultimately determine that the ten individual components are operating segments, provide us a comprehensive analysis of your determination of reportable segments under ASC 280-10-50-10 through 50-19, including supporting calculations for any compound annual growth rate amounts utilized as part of ASC 280-10-50-11. If necessary, please reevaluate your determination of reporting units under ASC 350-20-35-23 through 35-46.

McCormick & Company Response:

As noted in your letter dated May 11, 2011, we do not currently have individuals who are 100% responsible for the global consumer segment or the global industrial segment. We have managers that we consider constructive segment managers in that they manage the majority of our global Consumer and Industrial businesses. In addition, we have specifically considered the following facts in our conclusion that we have two operating segments (Consumer and Industrial):

•

The ten operating components in our blue sheets do not have segment managers who are directly accountable to and maintain regular contact with the CODM to discuss operating activities, financial results, forecasts, and plans;

•

The summarized information on the ten operating components in our blue sheets does not include certain expenses that are critical to the operation of each of the geographic locations, and is thus not at a sufficient level to make resource allocation decisions and the CODM does not allocate resources based on the ten operating components;

•

Our current organization structure is matrixed between businesses and geography. The nature of our business supports the fact that the more useful information to investors is by business vs. geography;

•

Because most of our business is in North America, it’s appropriate to distinguish our business activity by product (Consumer and Industrial) for segment reporting purposes as a geographic delineation would be less relevant.

Specifically, in regards to our evaluation of operating segments, we are providing the following discussion to clarify for the staff our analysis and basis for our conclusions above with respect to our determination of operating segments.

Identification of CODM

To properly determine operating segments, the first step is to identify the CODM. In our structure and organization we have one position with the title and responsibilities of the Chairman, President and CEO. There is no other position that has the breadth of all of the operations of the business reporting to it. We do have a management committee, however, that committee is subordinate to the decisions of the position of Chairman, President and CEO. Accordingly we concluded that Alan Wilson, our Chairman, President and CEO, is the CODM as contemplated under ASC 280-10-50-5.

In this next section we provide information on the nature of our business, our management structure and the information regularly reviewed by the CODM for allocation of resources. We then summarize how these facts relate to the relevant sections of the accounting literature.

Nature of our Business

We operate in two types of businesses globally, Consumer and Industrial. The Consumer business around the world has the common characteristics of selling similar products under various brand names; it sells to the retail trade either directly or through wholesalers; it has customers that we service globally, such as Walmart; it carries a higher gross margin; and a significant driver of the business is advertising and promotion. The Industrial business around the world has the common characteristics of selling similar products to food manufacturers and the foodservice trade; it has a lower margin structure; it has customers that we service globally, including PepsiCo, and it is driven by creating strong relationships with customers by providing flavor solutions through research and development.

Customer relationships are a significant driver to the Industrial business and we must make strategic decisions about our global customers in a consistent manner. This is evidenced by the fact that the President, U.S. Industrial Group also has the responsibility for the management of our worldwide strategic industrial customers. In this capacity he will make strategic decisions about our global customers. For instance, a local geographic general manager may review a business of a major global strategic customer and determine it is not profitable enough to initiate or continue that business. The President, U.S. Industrial Group would be involved in the decision process and can override the geographic general manager in his/her decision.

Management Structure

With respect to our segment conclusions at November 30, 2010, we had three positions with overlapping responsibilities, managing our businesses around the globe that report to the CODM.

•

President, U.S. Industrial Group – This position reports directly to the CODM and is primarily responsible for the management of our U.S. industrial business and our Mexican industrial business (geographic responsibilities), and management of our largest worldwide strategic industrial business customers, including PepsiCo (which are product and customer-specific responsibilities).

•

President, North American Consumer Foods – This position reports directly to the CODM and is primarily responsible for the management of our U.S. Consumer Foods Business, our U.S. global export business, our Canadian operations (including both the consumer and industrial operations), and our consumer business in Mexico and other Latin American countries.

•	President, International Business – This position reports directly to the CODM and is primarily responsible for all international operations outside of the Americas (both Consumer and Industrial).

Below we describe the organization under each of the three positions above. In this section we have listed only the operating unit responsibilities for each of the three presidents and have not included administrative direct reports such as human resources and finance.

•

President, U.S. Industrial Group – In addition to responsibility for the U.S. industrial business, other direct reports into this position include the general manager for our industrial business in Mexico. This position is also responsible for management of our worldwide strategic industrial customers and for this responsibility there is a strong dotted line responsibility to the industrial businesses at each of our other geographic locations. The combination of direct operating unit responsibility and management of worldwide strategic Industrial segment customers encompasses approximately 85% of the revenue of our Global Industrial segment.

•

President, North American Consumer Foods – The direct reports into this position include the general manager of the U.S. consumer business, the general manager of our Canadian business (which includes both Consumer and Industrial businesses) and the managing director of Hispanic consumer markets (which includes Hispanic consumer products sold in the U.S., our joint venture in Mexico and our operation in El Salvador that includes both Consumer and Industrial businesses).

•

President, International Business – The direct reports into this position include the general manager for EMEA (which includes both Consumer and Industrial businesses), the general manager for China (which includes both Consumer and Industrial businesses) and the general manager for our Asia Pacific Zone (APZ), excluding China (which includes both Consumer and Industrial businesses).

Information Used by CODM for Resource Allocation

We provided this information to you in our last response. The information consists of our monthly “blue sheet” reporting package and monthly reports on operations from various geographic operating locations around the world. The blue sheets display sales and earnings information on the initial pages on a consolidated basis and at a segment (Consumer and Industrial) level. The package then includes some detailed schedules that help the CODM general understanding of the operating results of the two segments on a geographical basis. The monthly reports on operations are prepared by geographic locations with explanations on a consolidated basis for that location and then explanations for that location of the Consumer and Industrial businesses. The geographic information included in the blue sheets and reports on operations does not include an allocation of certain expenses that are critical to assessing performance and allocating resources (see discussion below). The CODM uses information at a Consumer and Industrial segment level (pages 1-3, 7, 8 and 10), which includes a full allocation of expenses in allocating resources.

Determination of Operating Segments under ASC 280

The relevant accounting for determining operating segments is contained in ASC 280-10-50, from which relevant sections are highlighted below as they relate to our business.

280-10-50-1b and c

In the blue sheets we display business unit sales and operating income in two different ways. In the front of the report (page 3) we display sales and operating profit for our global Consumer and global Industrial segments. On the next page (page 4) we display sales and operating income further broken down to the geographic components of each segment. The operating income measure on each page is not the same. On page 4 where operating income is displayed by geography within each business there is also an expense line item called “corporate expenses”. This caption is a bit of a misnomer as it includes both corporate expenses and expenses that are necessary to the operation of each of the geographic locations. The operating incomes displayed on page 3, for the Consumer and Industrial segment, are on an allocated cost basis. The operating income on page 4 that is by segment and geography, is on an unallocated basis.

We view corporate expenses as those necessary to maintain a public company but not essential to turn sales into profits. Examples of corporate expenses defined in this manner would be compensation of corporate employees and officers, costs of running the corporate headquarters, certain of the accounting functions like reporting and consolidation, investor relations, etc. The other expenses which are included in the line called corporate expenses are certain costs which are necessary to turn sales into profits at each of the operations displayed by geography and by business. Examples of these costs include certain benefit plans including pensions, bonuses and stock compensation, and certain shared service costs like tax, human resources and cash management. These expenses are attributed to the businesses but only at the Consumer and Industrial level as displayed on page 3 of the blue sheets. We feel that this attribution is important because while we do have information at a more granular level that is provided to the CODM, we need to determine if it is sufficiently detailed to allow the CODM to make resource allocation decisions. The allocation of truly corporate expenses to the ten geographic units is not decision-useful in making resource allocations as they are not reflective of the earnings power of each unit. We allocate these expenses in the same manner to the Consumer and Industrial segment operating expenses (the allocation to Consumer and Industrial is based on a combination of sales and operating profit). The other business expenses which are assigned to the Consumer and Industrial segments, but are not included in the measure of profit for the geographies, are essential to and reflective of the earning power of those segments and are assigned to each segment (Consumer and Industrial) based on the specific expense incurred. For example, employee benefit expenses would be based on which segment the employee worked for.

An example of the decision usefulness of the allocated operating income, versus the unallocated operating income, is as follows. Assume the Canada Consumer business unallocated operating income showed a decline of 10% versus the prior year. On a fully allocated basis, this decline may be fully or partially offset by a change in variable incentive compensation. If the CODM were to make a resource allocation decision to decrease advertising dollars to the Canada Consumer business, it would be without full knowledge of the total profitability of that business. Accordingly, this is why the CODM does not use the unallocated operating income included on page 4 of our blue sheets for resource allocation decisions.

Another example of resource allocation decisions being made by the CODM using allocated operating income, versus unallocated operating income, is as follows. The CODM has expressed a long term goal to increase the operating margin of the Industrial segment to 9-10% (operating profit as a percentage of sales.) If the CODM were to use the unallocated operating profit of each of the geographic regions under the Industrial segment to allocate resources to attain this goal he could make an uninformed decision. He could look at the profitability of each geography and decide to allocate less resources to the less profitable areas. However, given the interrelationships of our global customers, this could reduce the overall profitability of the Industrial segment and adversely impact customer relationships. Knowing this, the CODM does not make resource allocation decisions at the unallocated operating profit level by geography

In addition, in our MD&A disclosure we explain the change in net sales for both of our segments by breaking them down to the three geographic regions of the Americas, EMEA and Asia Pacific. We do not disclose the operating profit for each of these geographic regions within each segment for the same reasons as outlined above. The measure of operating profit, exclusive of certain critical business expenses, would not be decision useful to an investor, similar to not being decision useful to the CODM.

We interviewed our CODM and he stated that he uses the blue sheet financial information (after corporate expenses) to assess the profitability of the Consumer and Industrial businesses (as presented on pages 1-3, 7, 8 and 10) and allocates resources based on this analysis. He also stated that he has not asked the corporate finance team to allocate these critical business expenses included in corporate expenses to a lower level of detail (geography) as he does not make resource allocation decisions based on that geographic level of detail. This interview is consistent with the information used in establishing this format of reporting many years ago.

The CODM is provided the disaggregated geographic information for informational purposes. He, along with the Company’s CFO and the Vice President – Investor Relations (who both also receive the blue sheets monthly) are the Company’s main contacts to analysts and the investment community. Although the disaggregated geographic information is not used specifically in investor communications (similar to the comment above about our MD&A disclosure), this information provides the CODM with enough knowledge to answer general questions about geographic performance. He does not use this information to proactively speak about geographic performance for the same reasons stated above.

We understand that the SEC has a presumption that if information is given to the CODM that it is used in resource allocation decisions. We believe that the type of information at the more granular level is sufficiently different to provide one indication that our Consumer and Industrial businesses are our operating segments. In addition, ASC 280-10-50-1b and c requires that the CODM must have available information about the component in order to assess performance and make resource allocation decisions. This financial information also must be sufficiently detailed to allow the CODM to make decisions.

Given the fact pattern above (certain critical business expenses are not included in the geographic information in the blue sheets), this financial information is not sufficiently detailed to allow the CODM to make decisions at that level and he does not do so.

280-10-50-5

See identification of CODM above.

280-10-50-6

This section states “If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting a public entity’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors”. Since we have a matrix management structure in our business (i.e. addressing the existence of managers responsible – see discussion relating to ASC 280-10-50-7 and 8 below) we considered the other factors included in this section.

•

The nature of our business is logically organized as two segments - Consumer and Industrial. The nature of the business and the way we go to market in each of our geographic areas for each of our two segments are extremely similar in nature. We are selling into the same type of trade and in some cases to the same customers at different locations around the world (e.g. we have a VP who is in charge of our global Walmart business, which is in the consumer segment). In the Industrial business we have very global customers that we service in all three of our major geographic areas. The CODM is provided financial information that is organized both geographically and by product type (Consumer and Industrial). Because most of our business is in North America (approximately 70%), we believe that it makes more sense to distinguish our business activities by product (Consumer and Industrial) for segment reporting purposes as a geographic delineation would be less relevant.

•	We previously forwarded to you our PowerPoint presentation that is made to the Board at each meeting. This presentation provides information at the total Consumer and Industrial level.

280-10-50-7 and 8

These paragraphs state that “Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The term segment manager identifies a function, not necessarily a manager with a specific title”. In the case of our Industrial business the President, U.S. Industrial Group effectively functions as a segment manager. With his dual set of responsibilities he is responsible for strategic business decisions for approximately 85% of the Industrial business on a global basis. As noted in the section on “Nature of Business” above, the President, U.S. Industrial Group has overriding power on decisions concerning global strategic customers. While we do not currently have one person in charge of the global consumer business, the President, North American Consumer Foods has responsibility for managing approximately 75% of the revenue of the global consumer business. We consider this individual to be the constructive segment manager of the global consumer business.

We then considered if the ten units broken down by business by geography have segment managers as defined in this section. With the exception of Americas industrial (which we addressed above) the ten components listed on our blue sheets do not have managers that fit this criteria. Those who meet regularly with the CODM to discuss operating activities, financial results, forecasts and plans are the three business leads. Individuals in charge of the 10 components, with the exception of the President, U.S. Industrial Group, are not directly accountable to and do not maintain regular contact with the CODM to discuss operating activity, financial results, forecasts and plans.

Conclusion

Given each of the factors discussed above, which included a detail review of the accounting requirements under ASC 280-10-50, we concluded that the appropriate operating segments for the Company are Consumer and Industrial.

*        *        *         *

In addition, as requested in the Staff’s letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information or documents, please telephone me at (410) 527-6394.

Sincerely,

/s/ Kenneth A. Kelly
Kenneth A. Kelly
Sr. Vice President & Controller

Copy to:

Michael Fay, Division of Corporation Finance (SEC)

Mark Shannon, Branch Chief (SEC)

Alan D. Wilson, Chairman, President and Chief Executive Officer

Gordon M. Stetz, Jr., Executive Vice President & Chief Financial Officer

W. Geoffrey Carpenter, Vice President, General Counsel and Secretary